



A Failure of Alignment and Accountability

April 23, 2019

PDC: An Ineffective Board and Underperforming Management

Kimmeridge

- **PDC Energy owns high quality assets that are trapped behind a poorly performing team, with a board that is asleep at the wheel.**

- **Over the last three years shareholders have borne the brunt of this mismanagement** with the company delivering a total shareholder return of -44%, underperforming peers, commodity prices and the market.

- **As shareholders have suffered, management has won,** earning $43.8M over the last 3 years, with pay uncorrelated to performance.

- **The board is responsible for this misalignment**. In 2018, the company missed four of its five internally set targets yet PDC's management team has been compensated as if it delivered peer group-leading performance.

- **The board and C-Suite want shareholders to believe that nothing is wrong**. PDC recently stated that "In 2018, our entire team executed well on our strategic plan and achieved strong financial and operating results."

- **By casting your Gold vote for the Kimmeridge nominees, shareholders can put the company on a path to profitability.**

- **Kimmeridge believes that if elected, its nominees can hold management accountable for performance, realign compensation with performance and tackle the inflated cost base.**

- **These changes should position PDC to deliver a ROACE above the WACC, implement a dividend, return cash to shareholders and to create value for shareholders.**

Pay for Under Performance

Kimmeridge

Despite a three-year TSR of -44% (2016-2018), PDC's top five executives were compensated $16.2M in 2018 and a total of $43.8M over the last three years.



1) Stock price data per Bloomberg; 2) Compensation data based on PDC's public filings; see disclosures for more detail.

Metrics Don't Matter: 2018

Kimmeridge

In 2018, the company awarded its management team cash bonuses of 115% of target despite missing four out of five internally-set targets.



2018 QUANTITIVE CORPORATE METRICS

Source: PDC's proxy statement.

Metrics Don't Matter: 2016 – 2018

Kimmeridge

PDC introduced two new metrics into its 2019 compensation plan: free cash flow margin and debt-adjusted cash flow per share. With little downside risk for missing targets, new metrics won't matter.

Metric:	Did PDC Exceed Target?		
	2016	2017	2018
Production	🟢	❌	❌
Production, Exploration and G&A Expense per Boe	❌	❌	❌
Adjusted Cash Flow from Operations per Share	🟢	🟢	❌
Debt to Adjusted EBITDAX	❌	❌	🟢
Capital Efficiency	NA	❌	❌
Liquidity	🟢	NA	NA
Bonus as a % of Target	**165%**	**120-130%**	**115%**

Source: PDC's proxy statements 2016-2018.

CEO Pay Rising as PDC Stockholder Value is Destroyed



Economic Value Added (Destroyed) = NOPAT – (Invested Capital * WACC)[1]

Annual Economic Value Destroyed $M (left axis) / **Annual CEO Compensation $M[2]** (right axis)

Annual CEO Compensation:
- 2009: $1.8
- 2010: $2.9
- 2011: $3.3
- 2012: $3.8
- 2013: $5.4
- 2014: $6.3
- 2015: $4.1
- 2016: $6.1
- 2017: $5.8
- 2018: $7.0

Bart Brookman appointed CEO

Economic Value Added (Destroyed):
- 2009: ($96)
- 2010: ($101)
- 2011: ($114)
- 2012: ($140)
- 2013: ($111)
- 2014: ($153)
- 2015: ($131)
- 2016: ($294)
- 2017: ($365)
- 2018: ($210)

Legend: ■ Economic Value Added (Destroyed) — Annual CEO Compensation

1) See disclosures for additional detail; 2) Compensation data based on PDC's public filings.

Above Average CEO Pay for Below Average Performance

Kimmeridge

In a recent presentation, PDC included a chart from a May 2018 ISS report implying that it is a top performer. This chart was based on performance data through the end of 2017. Accurate and current data paints a different story.

ISS Chart in PDC's 4/9/19 Presentation	Similar Chart With Most Recent Data[1]
2015 – 2017 Data	2016 – 2018 Data



ISS CEO performance vs. pay metrics 1
Relative degree of alignment
Annualized 3-year performance (total shareholder return) and pay (total CEO compensation) rankings for PDC ( ) and ISS' derived peers ( ).
100%
50%
0%
50%
100%
Pay (total CEO compensation)
Performance (TSR)
PDC
Peers
General ISS alignment
PDC is a top performer with lower than average pay
Top quartile performance, bottom quartile compensation
April 2019



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2018 CEO Compensation
0%
20%
40%
60%
80%
100%
3-Year TSR (2016-2018)
PDC is a poor performer with above average pay
Strong performance, below average pay

Below average performance, above average compensation

1) See disclosures for detail.

COO: Pay For Underperformance

The COO Scott Reasoner's pay has risen despite missing targets. Well costs have risen and capital efficiency has underperformed. The COO also received a special equity grant in 2017.

Scott Reasoner Pay



Cost Underperformance



Capital Efficiency Underperformance



Permian XRL Costs $M



Source: PDC's public filings and presentations.

EVP Corp Dev and Strategy: Pay For Underperformance



Under Lance Lauck's watch, PDC has spent $1.9Bn on land, of which $0.74Bn has been impaired, to add 52,000 net acres at an average cost of $35,930/acre. This will rise to $57,840/acre by the end of 2019 based on PDC's forecasted expirations.

Lance Lauck Compensation



Declining Delaware Position



$1.9Bn spent v $0.74Bn Impaired



Static DJ Basin Position



Source: PDC's public filings and presentations.

Excuses for Pay

Kimmeridge

PDC's Board has provided excuses for why management should not be held accountable for missing targets…

*"The Committee estimates that without the **Wattenberg Field midstream issues**, the Company would have been at the high end of production targets for the year."* **– 2017 Proxy**

*"**DCP and Aka Midstream line pressure challenges**, which were out of the Company's control, significantly impacted the quantitative metrics; if line pressures had been as budgeted, the Company would have exceeded its quantitative metric targets on three of its five metrics, and the two metrics currently outside of the target range would have fallen inside the target range."* **– 2018 Proxy**

…and key items are excluded from metrics for no particular reason.

"Production, Exploration and G&A Expense per BOE excludes approximately $41 million of cost associated with two Culberson County, Texas dry holes." **– 2017 Proxy**

"[Adjusted 'Debt to Adjusted EBITDAX'] Excludes our $600 million senior note offering and the provision for uncollectible note receivable." **– 2017 Proxy**



How can new debt be excluded from a target leverage metric?

Source: PDC's proxy statements 2017-2018.

Material Weaknesses In Internal Control

2017 10K, Report of Independent Public Accounting Firm (PWC)

"Also in our opinion, **the Company did not maintain, in all material respects, effective internal control** over financial reporting as of December 31, 2017 based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to not maintaining a sufficient complement of personnel within the Land Department as a result of increased volume of leases, which contributed to the **ineffective design and maintenance of controls** to verify the completeness and accuracy of land administrative records associated with unproved leases."

 **Resulted in a 10% impact to cash bonuses for CEO Bart Brookman and COO Scott Reasoner, lowering their bonus from 130% to 120% of target**

2018 10K, Report of Independent Public Accounting Firm (PWC)

"Also in our opinion, the **Company did not maintain, in all material respects, effective internal control** over financial reporting as of December 31, 2018 based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to not maintaining a sufficient complement of personnel within the Land Department as a result of an increased volume of leases, which contributed to the **ineffective design and maintenance of controls** to verify the completeness and accuracy of land administrative records associated with unproved leases."

 **Did not impact executive compensation**

Average Cash Yield for PDC's CEO vs. Outside Shareholders

Kimmeridge

Bart Brookman, PDC's CEO, has generated an average yield on his personal PDC equity of 27% over the last three years.[1] This is the amount of cash Bart receives each year (salary, bonus, and stock sold in the open market) as a percentage of the market value of his total PDC stock ownership.


30%
25%
20%
15%
10%
5%
0%
25%
27%
28%
0%
0%
0%
Meanwhile, PDC shareholders have received zero cash distributions while the stock price declined 44%.2
2016
2017
2018
CEO Cash Yield
PDC Investor Yield

1) See disclosures for detail; 2) Calculation assumes a shareholder bought PDC stock at year-end 2015 and sold at year-end 2018.

Alignment Drives Performance

Private equity in the upstream energy sector has materially outperformed the SPDR S&P Oil & Gas Exploration & Production ETF (XOP) over the last ten years despite owning assets in the same basins as public operators.

- US oil and gas private equity has generated a weighted average IRR of roughly 10% over the last ten years (2009-2018)[1]

- In contrast, the XOP has traded sideways over the same time period despite owning similar assets[1]

- Kimmeridge believes this bifurcation of performance results from compensation misalignment among public energy companies

- **Aligning pay with performance and increasing stock ownership should lead management to think like owners**



$100 Invested Over Last Ten Years[1]

A Better Model for PDC Compensation and Governance

Kimmeridge believes that more equity and longer hold periods will cause management teams to act like owners. As board members, we would advocate significant change to compensation and governance models.

- **Compensation**
  - Total cash compensation lower (under $1 million for CEO)
  - No cash bonuses
  - Equity awards heavily weighted to absolute TSR
  - Requirement to hold a portion of annual equity grant until retirement
- **Governance**
  - Board compensation largely in stock
  - Requirement to hold a portion of equity for duration of board service
  - End staggered terms for directors
- Greater stock ownership will align management and the Board of Directors with shareholders.
- Kimmeridge would not seek to lower overall compensation provided that it is aligned with shareholders. In this structure, management would be rewarded well as TSR rises.
- This will likely result in more cash being returned to shareholders and opportunistic buybacks/M&A.

Summary & Conclusion

Kimmeridge believes alignment and accountability drive performance and profitability. Putting PDC on a path to profitability will require a strong board that thinks and acts like owners.

- Board backgrounds and compensation metrics mean nothing if management teams are not held accountable to those metrics.

- PDC's management team has consistently been paid well despite material underperformance in operations, financial reporting, returns and costs.

- Kimmeridge believes its board nominees will bring fresh ideas and, more critically, hold the management team accountable for performance.

- The Kimmeridge nominees will also endeavor to better align management compensation with stockholder returns and absolute performance.

- We urge you to join us and **VOTE GOLD** to elect the Kimmeridge nominees who will lead the efforts to return PDC onto a path toward profitability.

Disclosures

1. Top five executive compensation defined as the total compensation for the five highest-paid PDC executives in a given year. (Slide 3)

2. Kimmeridge defines NOPAT as earnings before interest after taxes (net operating profit after taxes). Kimmeridge assumes a cost of capital of 10.5%. (Slide 6)

3. Kimmeridge used PDC's self-defined peer group that determined 2018 PSU payout according to PDC's 2018 Proxy. The following companies were excluded: EGN because it was acquired in 2018; MTDR because it has not yet released its 2018 proxy; GPOR because it has not yet released its 2018 proxy; BCEI because it entered bankruptcy during the three-year performance period. (Slide 7)

4. CEO yield calculated by taking the sum of Bart Brookman's annual salary, cash bonus and PDC stock sold in the open market, divided by market value of the average number of shares Bart Brookman owned in a calendar year. Share count was calculated by averaging "qualified holdings" from PDC's proxy statement at the beginning and end of each year. Qualified holdings include stock owned directly, shares held in the Company's 401(k) and Profit Sharing Plan and unvested time-based RSUs. (Slide 12)

5. Private equity returns based on Preqin Ltd data. 10% IRR based on weighted average returns of all U.S. oil and gas private equity funds with a 2009-2018 vintage. Kimmeridge excluded private equity funds focusing on direct lending, distressed debt, infrastructure and co-investments. XOP performance data according to Yahoo Finance using the 'adjusted close' price. (Slide 13)

The views expressed in this presentation represent the opinions of Kimmeridge Energy Management Company, LLC and its principals and affiliates (Kimmeridge) including certain privately offered investment funds sponsored or advised by Kimmeridge that own shares of common stock of PDC Energy, Inc. (PDC). All of the information and data included in this presentation is based on publicly available information relating to PDC such as financial statements and other publicly available information. Kimmeridge principals and employees have performed the analysis and reviews of the PDC data and information independently. However, it is possible that others, including PDC, could disagree and conduct analysis that leads to different results. We reserve the right to change any of the opinions and views set out in this presentation as we deem appropriate and without any obligation to make market updates or notifications either through public filings or on its website.

Disclosures

Kimmeridge

Certain data and analysis presented here is based on or derived from filings made by PDC with the US Securities and Exchange Commission (SEC) or other regulatory agencies or from third party reports or analysis and Kimmeridge is not responsible or liable for any information obtained from SEC filings or third parties. The information set out in this presentation has not been prepared or calculated in accordance with US generally accepted accounting principles (GAAP) and has not been audited by an independent registered public accounting firm. There can be no assurance that any of the recommendations proposed by Kimmeridge will actually yield the planned results if implemented either in whole or in part. This presentation and the information set out herein is not intended to predict any particular financial result, trading price or market value of the equity securities of any company including PDC. The ideas and analysis in this presentation are for informational purposes only and are designed to be suggestions in how PDC can improve results and increase shareholder value. They are in no way a guarantee that any particular financial result or performance will be obtained and this information should not be relied upon to indicate as such. This presentation contains ideas, analysis and proposals that are the result of reasonable assumptions used by Kimmeridge as of the date of this presentation. PDC's performance, including financial results and share price performance may, differ materially from the estimates and analysis set out in this presentation.

The information contained herein reflects projections, market outlooks, assumptions, opinions and estimates made by Kimmeridge as of the date hereof and therefore such information may be deemed to constitute forward-looking statements which are subject to change without notice at any time. Such forward-looking statements may be based on certain assumptions and may involve certain risks and uncertainties, including risks and changes affecting industries generally and PDC specifically. Given the inherent uncertainty of projections and forward-looking statements, investors should be aware that actual results may differ materially from the projections and other forward-looking statements contained herein due to reasons that may or may not be foreseeable. While the information presented herein is believed to be reliable, no representation or warranty is made concerning the accuracy of any data presented, the information or views contained herein, nor concerning any forward-looking statements.

Kimmeridge Energy Management Company, LLC ("Kimmeridge"), Kimmeridge Active Investments, LLC, Kimmeridge Chelsea, LLC, Benjamin Dell, Alice E. Gould, James F. Adelson, Alexander Inkster, Noam Lockshin, Henry Makansi and Neil McMahon (collectively, the "Participants") have filed a definitive proxy statement with the Securities and Exchange Commission (the "SEC"), along with an accompanying GOLD proxy card to be used in connection with the Participants' solicitation of proxies from the stockholders of PDC Energy, Inc. (the "Company") for use at the Company's 2019 annual meeting of stockholders. All stockholders of the Company are advised to read the foregoing proxy materials because they contain important information, including additional information related to the Participants. The definitive proxy statement and an accompanying proxy card will be furnished to some or all of the Company's stockholders and are, along with other relevant documents, available at no charge on the SEC's website at http://www.sec.gov/.

Information about the Participants and a description of their direct or indirect interests by security holdings are contained in the definitive proxy statement on Schedule 14A filed by Kimmeridge with the SEC on April 18, 2019. This document can be obtained free of charge from the source indicated above.